Free Writing Prospectus

Filed Pursuant to Rule 433

Dated October 25, 2011

Registration Statement Nos. 333-173928

and 333-173928-04

SAFE HARBOR – Ford Motor Credit Company LLC Automotive Related: Decline in industry sales volume, particularly in the United States or Europe, due to financial crisis, recession, geo-political events or other factors; Decline in Ford’s market share or failure to achieve growth; Lower-than-anticipated market acceptance of new or existing Ford products; An increase in or acceleration of market shift beyond Ford’s current planning assumptions from sales of trucks, medium- and large-sized utilities, or other more profitable vehicles, particularly in the United States; An increase in fuel prices, continued volatility of fuel prices, or reduced availability of fuel; Continued or increased price competition resulting from industry overcapacity, currency fluctuations or other factors; Adverse effects from the bankruptcy, insolvency, or government-funded restructuring of, change in ownership or control of, or alliances entered into by a major competitor; Economic distress of suppliers may require Ford to provide substantial financial support or take other measures to ensure supplies of components or materials and could increase Ford’s costs, affect Ford’s liquidity, or cause production constraints or disruptions; Work stoppages at Ford or supplier facilities or other interruptions of production; Single-source supply of components or materials; Restriction on use of tax attributes from tax law “ownership change”; The discovery of defects in Ford vehicles resulting in delays in new model launches, recall campaigns, reputational damage or increased warranty costs; Increased safety, emissions, fuel economy or other regulation resulting in higher costs, cash expenditures and/or sales restrictions; Unusual or significant litigation, governmental investigations or adverse publicity arising out of alleged defects in Ford products, perceived environmental impacts, or otherwise; A change in Ford’s requirements for parts where it has entered into long-term supply arrangements that commit it to purchase minimum or fixed quantities of certain parts, or to pay a minimum amount to the seller (“take-or-pay contracts”); Adverse effects on Ford’s results from a decrease in or cessation or clawback of government incentives related to capital investments; Adverse effects on Ford’s operations resulting from certain geo-political or other events; Substantial levels of indebtedness adversely affecting Ford’s financial condition or preventing Ford from fulfilling its debt obligations ; Ford Credit Related: A prolonged disruption of the debt and securitization markets; Inability to access debt, securitization or derivative markets around the world at competitive rates or in sufficient amounts due to credit rating downgrades, market volatility, market disruption, regulatory requirements or other factors; Higher-than-expected credit losses; Increased competition from banks or other financial institutions seeking to increase their share of financing Ford vehicles; Collection and servicing problems related to our finance receivables and net investment in operating leases; Lower-than-anticipated residual values or higher-than-expected return volumes for leased vehicles; New or increased credit, consumer or data protection or other laws and regulations resulting in higher costs and/or additional financing restrictions; Imposition of additional costs or restrictions due to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”) and its implementing rules and regulations; Changes in Ford’s operations or changes in Ford’s marketing programs could result in a decline in our financing volumes; Inability to obtain competitive funding; General: Fluctuations in foreign currency exchange rates and interest rates; Failure of financial institutions to fulfill commitments under committed credit and liquidity facilities; Labor or other constraints on Ford’s or our ability to maintain competitive cost structure; Substantial pension and postretirement healthcare and life insurance liabilities impairing Ford’s or our liquidity or financial condition; Worse-than-assumed economic and demographic experience for postretirement benefit plans (e.g., discount rates or investment returns); and Inherent limitations of internal controls impacting financial statements and safeguarding of assets. Statements included or incorporated by reference herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on expectations, forecasts, and assumptions by our management and involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation: We cannot be certain that any expectations, forecasts or assumptions made by management in preparing these forward-looking statements will prove accurate, or that any projections will be realized. It is to be expected that there may be differences between projected and actual results. Our forward-looking statements speak only as of the date of their initial issuance, and we do not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. For additional discussion of these risk factors, see Item 1A of Part I of Ford’s 2010 10-K Report and Item 1A of Part I of Ford Credit’s 2010 10-K Report as updated by Ford’s and Ford Credit’s subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

DRAFT CONFIDENTIAL October 2011 Ford Credit Auto Lease Trust 2011-B Net Roadshow Free Writing Prospectus Registration Statement No. 333-173928 Ford Credit Auto Lease Two LLC (“the depositor”) Ford Credit Auto Lease Trusts (“the issuer”) This document constitutes a free writing prospectus for purposes of the Securities Act of 1933. The depositor has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, you may request that a copy of the prospectus be sent to you by calling toll-free 1-877-858-5407.

FCALT 2011-B NET ROADSHOW TRANSACTION PARTICIPANTS AND POTENTIAL TIMING Issuer Depositor Servicer and Sponsor Joint-Lead Managers Accountants Indenture Trustee Owner Trustee Ford Credit Auto Lease Trust (“FCALT”) 2011-B Ford Credit Auto Lease Two LLC Ford Motor Credit Company LLC Barclays Citigroup Credit Agricole PricewaterhouseCoopers LLP The Bank of New York Mellon U.S. Bank Trust National Association Depending upon market conditions, the FCALT 2011-B transaction could be announced as soon as October 24

FCALT 2011-B plans to issue $722,634,000 of triple-A rated Class A notes and $35,208,000 of double-A rated Class B notes(1) FCALT 2011-B will be the second public term ABS issuance from Ford Credit’s lease securitization program. Ford Credit previously issued three Rule 144A term lease ABS transactions in 2009 and 2010 FCALT 2011-B will incorporate a senior/subordinate, sequential pay structure with four senior triple-A rated fixed rate notes, as well as a subordinate double-A rated fixed rate note The structure will remain sequential pay post-event of default Similar to previous Ford Credit lease securitizations, FCALT 2011-B will use an exchange note legal structure The principal amount of the notes will be based on the securitization value of the leases. The securitization value of a lease is the sum of the present values of (1) the remaining scheduled monthly payments and (2) the base residual value of the related leased vehicle The base residual value for a leased vehicle is the lesser of the contract residual value and the ALG base residual value. For the majority (88.30%) of FCALT 2011-B leased vehicles, the contract residual value is greater than the ALG base residual value, so the base residual value will equal the ALG base residual value The discount rate applied to each lease is the greater of (1) 6.00% or (2) the contract rate The pool cutoff date is October 1, 2011. The first payment date will be November 15, 2011 Credit enhancement for the offered notes will consist of a reserve account, subordination, overcollateralization, and excess spread FCALT 2011-B provides robust disclosure of collateral performance Credit loss and residual performance by vintage origination is shown in the Prospectus Supplement (Annex B) Quarterly supplemental reporting will be published on Ford Credit’s website (see slide 13), which will include monthly residual performance by vehicle type and an updated payment schedule of the remaining leases -------------------------------------------------- (1) The Class A-1 notes will be issued under Rule 144A and the Class A-2, A-3 and A-4 notes will be issued publicly. The Class B notes may be issued under Rule 144A or retained by Ford Credit FCALT 2011-B NET ROADSHOW TRANSACTION SUMMARY

FCALT 2011-B NET ROADSHOW TRANSACTION STRUCTURE (2) At pricing speed of 100% prepayment assumption Class Class Class Class Class Over- A-1 Notes A-2 Notes A-3 Notes A-4 Notes B Notes collateralization Total Principal Amount $180,000,000 $280,000,000 $200,000,000 $62,634,000 $35,208,000 $122,346,636 $880,188,636 Class Split (1) 20.45% 31.81% 22.72% 7.12% 4.00% 13.90% Rating (S&P / Fitch) A-1+ / F1+ AAA / AAA AAA / AAA AAA / AAA AA / AA Offering Type 144A Public Public Public 144A WAL to Maturity (years) (2) 0.39 1.20 1.86 2.40 Benchmark Interp. LIBOR EDSF EDSF Interp. Swaps Interp. Swaps Fixed/Floating Fixed Fixed Fixed Fixed Fixed Interest Accrual Method Act / 360 30 / 360 30 / 360 30 / 360 30 / 360 Payment Frequency Monthly Monthly Monthly Monthly Monthly Principal Window (months) 1-9 9-19 19-28 28-30 Expected Final 07/15/12 05/15/13 02/15/14 04/15/14 Legal Final 11/15/12 01/15/14 10/15/14 01/15/15 05/15/16 ERISA Eligible Yes Yes Yes Yes Yes (1) As a percent of initial total securitization value

FCALT 2011-B NET ROADSHOW CLASS A CREDIT ENHANCEMENT FCALT 2011-B Initial(1) Target(1) Subordination of the Class B notes 4.00% 4.00% Overcollateralization 13.90% 13.90% Reserve Account 1.00% 2.50% Total Hard Credit Enhancement for Class A notes 18.90% 20.40% Estimated Excess Spread per annum 3.85% (1) As a percent of initial total securitization value

 (1) Weighted by the securitization value of each lease on the cutoff date FCALT 2011-B NET ROADSHOW COLLATERAL COMPOSITION FCALT 2011-B Number of leases 37,733 Initial total securitization value $880,188,636 Residual portion of initial total securitization value $565,075,730 Residual portion as a % of initial total securitization value 64.20% Base monthly payments plus base residual value $971,409,932 Base residual value $634,139,748 Base residual value as a % of base monthly payments plus base residual value 65.30% Base residual value as a % of initial total securitization value 72.05% Weighted average original term 33.4 months(1) Weighted average remaining term 23.4 months(1) Seasoning 10.0 months(1) Weighted average FICO® score 747(1) Minimum discount rate 6.00%

Broad distribution of residual maturities in FCALT 2011-B Seasoned assets continue to be included in the FCALT transactions as a result of the random pool selection process (results in greater expected enhancement build during the early months of the transaction) Significant model diversification consistent with prior FCALT transactions The top model (Edge) is only 15.22% of the pool The top 3 models comprise 40.50% of the pool Diversification among vehicle type – with 34.33% of the pool comprised of SUVs and trucks and the remainder of the pool comprised of cars and CUV’s Sustained high weighted average FICO® scores Comparable percentage of residual portion of securitization value to prior FCALT transactions FCALT 2011-B NET ROADSHOW COLLATERAL HIGHLIGHTS FCALT 2011-B FCALT 2011-A FCALT 2010-B FCALT 2010-A FCALT 2009-A Max 6-month Residual Maturities as a % Base Residual value 33.02% 32.21% 32.04% 27.49% 37.17% Seasoning (months) 10.0 9.9 12.5 16.6 9.6 Model Diversification Top Model Top 3 Models 15.22% 40.50% 16.32% 42.17% 13.96% 36.39% 12.42% 30.36% 9.53% 28.11% SUVs and Trucks as % of Total Securitization Value 34.33% 30.37% 26.08% 29.09% 34.01% Weighted Average FICO 747 742 749 741 736 Residual Portion of Securitization Value 64.20% 64.05% 63.62% 67.70% 58.36%

FCALT 2011-B NET ROADSHOW COLLATERAL STRATIFICATION – ORIGINAL TERM FCALT 2011-A FCALT 2010-B FCALT 2010-A FCALT 2011-B Original Term Adjusted MSRP Acquisition Cost Residual Portion of Securitization Value ALG Mark-to-Market 24 months 10,245 27.15% 345,499,879.48 $ 289,827,483.82 $ 226,631,499.13 $ 25.75% 188,895,544.27 $ 29.79% 173,598,801.36 $ 190,120,315.00 $ 27 2,046 5.42 69,400,428.54 59,266,950.44 45,727,197.73 5.20 38,681,952.82 6.10 35,805,153.86 38,458,574.00 36 14,100 37.37 483,852,180.58 424,306,740.35 329,785,955.27 37.47 224,988,985.44 35.48 196,827,049.70 227,619,014.00 39 11,117 29.46 404,053,809.36 361,267,694.56 273,238,792.43 31.04 178,039,985.52 28.08 155,573,439.94 180,233,438.00 42 10 0.03 576,785.00 468,949.70 269,197.80 0.03 225,036.45 0.04 212,543.82 253,353.00 48 215 0.57 9,110,991.32 8,244,661.24 4,535,993.31 0.52 3,308,243.60 0.52 3,058,741.65 3,593,240.00 Total 37,733 100.00% 1,312,494,074.28 $ 1,143,382,480.11 $ 880,188,635.67 $ 100.00% 634,139,748.10 $ 100.00% 565,075,730.33 $ 640,277,934.00 $ Number of Leases Securitization Value Base Residual Value 24 - 35 Months 31.0% 36 - 39 Months 68.5% 40+ Months 0.6% 24 - 35 Months 24.8% 36 - 39 Months 73.2% 40+ Months 2.0% 24 - 35 Months 30.9% 36 - 39 Months 67.9% 40+ Months 1.1%

FCALT 2011-B NET ROADSHOW
COLLATERAL STRATIFICATION – GEOGRAPHIC DISTRIBUTION

Ford FordCredit

State [1]	Number of Leases		Adjusted MSRP	Acquisition Cost	Securitization Value		Base Residual Value		Residual Portion of Securitization Value	ALG Mark-to-Market
Michigan	10,293	27.28 %	$ 341,168,747.36	$ 288,869,182.05	$ 221,821,713.33	25.20 %	$ 173,749,631.85	27.40 %	$ 157,187,002.08	$ 175,641,417.00
New York	5,768	15.29	203,421,529.81	179,332,656.80	137,400,834.19	15.61	97,643,950.17	15.40	86,887,740.09	98,467,155.00
New Jersey	3,857	10.22	135,724,619.21	118,938,215.41	90,658,334.98	10.30	63,800,916.08	10.06	56,750,105.69	64,342,255.00
California	2,770	7.34	97,097,372.75	84,982,778.62	65,266,900.52	7.42	45,437,277.02	7.17	40,149,267.09	45,927,247.00
Ohio	2,299	6.09	76,606,908.00	68,315,995.17	53,111,724.27	6.03	37,124,378.86	5.85	32,905,813.19	37,400,440.00
Florida	2,133	5.65	76,833,737.38	67,566,387.63	51,370,652.13	5.84	36,023,296.16	5.68	31,927,294.07	36,412,336.00
Pennsylvania	1,997	5.29	68,401,306.26	58,684,588.18	45,653,545.46	5.19	32,674,987.00	5.15	28,949,682.72	32,905,187.00
Texas	1,340	3.55	51,836,515.29	47,091,030.18	36,929,408.64	4.20	23,353,773.60	3.68	20,358,501.54	23,552,381.00
Other	7,276	19.28	261,403,338.22	229,601,646.07	177,975,522.15	20.22	124,331,537.36	19.61	109,960,323.86	125,629,516.00
Total	37,733	100.00 %	$1,312,494,074.28	$1,143,382,480.11	$ 880,188,635.67	100.00 %	$ 634,139,748.10	100.00 %	$ 565,075,730.33	$ 640,277,934.00

Top 5 States: 64.6%



Ohio 6.0%
California 7.4%
Michigan 25.2%
New Jersey 10.3%
New York 15.6%

FCALT 2011-B

Top 5 States: 64.6%



Ohio 6.0%
California 7.0%
Michigan 24.4%
New Jersey 10.8%
New York 16.4%

FCALT 2011-A

Top 5 States: 66.1%



Florida 6.3%
California 6.5%
Michigan 25.6%
New Jersey 11.2%
New York 16.4%

FCALT 2010-B

Top 5 States: 65.6%



Florida 7.5%
California 8.3%
Michigan 24.2%
New Jersey 10.4%
New York 15.2%

FCALT 2010-A

Geographic concentration has remained consistent with prior transactions

(1) States representing greater than 3.00% of initial total securitization value based on the billing address of the lessee on the cutoff date

Slide 10

FCALT 2011-B continues to have broad diversification by vehicle type FCALT 2011-B NET ROADSHOW COLLATERAL STRATIFICATION – VEHICLE TYPE FCALT 2011-A FCALT 2010-B FCALT 2010-A FCALT 2011-B Car 40.1% CUV 30.8% SUV 24.5% Truck 4.6% Car 40.4% CUV 29.2% SUV 22.2% Truck 8.2% Car 39.0% CUV 26.7% SUV 24.7% Truck 9.6% Car 43.4% CUV 30.5% SUV 19.5% Truck 6.6%

FCALT 2011-B NET ROADSHOW

COLLATERAL STRATIFICATION – VEHICLE MODEL

Vehicle Model [1]	Number of Leases		Adjusted MSRP	Acquisition Cost	Securitization Value		Base Residual Value		Residual Portion of Securitization Value	ALG Mark-to-Market
Edge	5,563	14.74 %	$ 203,322,526.31	$ 177,580,944.51	$ 133,966,549.11	15.22 %	$ 93,896,774.18	14.81 %	$ 83,359,773.19	$ 93,307,385.00
Fusion	6,705	17.77	178,321,508.82	152,739,448.44	123,234,816.47	14.00	94,653,052.78	14.93	85,109,472.60	95,973,011.00
Escape	4,896	12.98	141,499,622.51	123,137,487.34	99,278,387.06	11.28	70,109,956.08	11.06	61,947,396.94	70,134,630.00
F150	2,783	7.38	117,579,745.22	101,647,893.46	82,535,055.89	9.38	59,516,900.86	9.39	51,745,416.07	59,881,285.00
MKZ	3,214	8.52	124,004,515.76	104,091,273.70	79,698,826.35	9.05	59,496,585.10	9.38	53,390,708.01	57,998,930.00
Explorer	2,656	7.04	107,734,710.81	95,888,293.04	74,264,584.04	8.44	47,818,558.30	7.54	41,746,617.40	49,469,911.00
MKX	2,210	5.86	103,314,782.12	90,806,659.37	65,346,837.31	7.42	47,273,872.95	7.45	42,497,079.52	48,986,388.00
MKS	1,723	4.57	82,839,767.05	72,752,565.85	51,759,158.07	5.88	41,173,185.60	6.49	37,826,651.37	41,754,312.00
Focus	1,601	4.24	34,362,394.04	30,759,667.76	27,025,056.25	3.07	19,114,283.89	3.01	16,689,823.87	19,365,202.00
Flex	812	2.15	31,313,682.86	28,099,342.57	20,171,355.69	2.29	14,204,985.11	2.24	12,805,269.70	14,422,154.00
Taurus	762	2.02	26,725,577.92	23,565,102.68	18,033,726.23	2.05	12,148,559.48	1.92	10,761,110.80	12,129,985.00
Fiesta	1,224	3.24	22,500,649.68	20,490,450.80	17,354,826.66	1.97	11,911,139.82	1.88	10,378,336.93	12,384,515.00
Navigator	387	1.03	25,082,331.82	23,310,767.95	17,125,271.25	1.95	10,384,083.85	1.64	9,055,613.20	10,737,507.00
Milan	1,014	2.69	28,049,423.78	23,548,224.12	16,270,139.08	1.85	13,436,084.10	2.12	12,575,374.84	13,416,005.00
Mariner	808	2.14	23,924,407.84	20,426,976.04	14,896,918.22	1.69	11,884,322.22	1.87	11,014,888.43	11,925,634.00
MKT	411	1.09	22,081,170.29	19,696,366.86	14,571,214.12	1.66	9,955,114.20	1.57	8,843,947.53	10,164,006.00
Other	964	2.55	39,837,257.45	34,841,015.62	24,655,913.87	2.80	17,162,289.58	2.71	15,328,249.93	18,227,074.00
Total	37,733	100.00 %	$1,312,494,074.28	$1,143,382,480.11	$ 880,188,635.67	100.00 %	$ 634,139,748.10	100.00 %	$ 565,075,730.33	$ 640,277,934.00

Top 1: 15.2%; Top 3: 40.5%


Edge 15.2%
Fusion 14.0%
Escape 11.1%
F-150 9.4%
MKZ 9.4%
Other 41.0%

FCALT 2011-B

Top 1: 16.3%; Top 3: 42.2%


Edge 16.3%
Fusion 15.5%
Escape 10.4%
MKZ 9.3%
MKX 8.1%
Other 40.4%

FCALT 2011-A

Top 1: 14.0%; Top 3: 36.4%


Edge 14.0%
Fusion 12.7%
MKZ 9.7%
MKS 8.6%
MKX 8.6%
Other 46.4%

FCALT 2010-B

Top 1: 12.4%; Top 3: 30.4%


Edge 12.4%
Fusion 9.0%
MKX 8.9%
MKZ 7.5%
MKS 6.7%
Other 55.4%

FCALT 2010-A

FCALT 2011-B pool features significant model diversification

[1] Models representing greater than 1.00% of initial total securitization value

Slide 12

FCALT 2011-B NET ROADSHOW

PAYMENT SCHEDULE

Ford FordCredit

Month		Securitization Value	Scheduled Montly Payments		Base Residual Value	
Initial Balance		$ 880,188,635.67				
2011-	October	869,669,179.61	$ 14,957,325.43	4.43 %	$ 0.00	0.00 %
	November	859,096,463.26	14,957,325.43	4.43	0.00	0.00
	December	848,470,215.90	14,957,325.43	4.43	0.00	0.00
2012-	January	837,790,163.81	14,957,325.43	4.43	0.00	0.00
	February	810,247,277.45	14,499,036.07	4.30	17,267,045.25	2.72
	March	778,689,181.94	13,936,881.03	4.13	21,703,982.95	3.42
	April	757,351,592.70	13,632,954.80	4.04	11,626,515.40	1.83
	May	737,404,758.57	13,358,458.03	3.96	10,401,940.81	1.64
	June	716,786,023.81	13,061,101.59	3.87	11,269,949.10	1.78
	July	701,408,791.60	12,929,898.46	3.83	6,055,737.13	0.95
	August	683,071,062.90	12,739,788.67	3.78	9,128,760.83	1.44
	September	663,090,832.90	12,525,644.66	3.71	10,892,660.55	1.72
	October	651,441,400.43	12,467,382.09	3.70	2,519,146.56	0.4
	November	640,326,276.80	12,408,702.01	3.68	1,984,654.70	0.31
	December	626,370,256.88	12,276,951.70	3.64	4,900,978.53	0.77
2013-	January	596,479,543.46	11,855,508.69	3.52	21,186,235.56	3.34
	February	560,429,317.88	11,301,495.43	3.35	27,749,562.59	4.38
	March	514,550,019.82	10,574,177.71	3.14	38,124,213.92	6.01
	April	475,381,968.04	9,942,989.59	2.95	31,814,032.60	5.02
	May	431,787,505.80	9,187,971.62	2.72	36,798,484.88	5.8
	June	389,836,218.43	8,453,824.10	2.51	35,670,112.09	5.62
	July	358,445,196.18	7,902,529.12	2.34	25,450,431.79	4.01
	August	344,234,042.11	7,659,336.94	2.27	8,355,642.10	1.32
	September	329,124,948.78	7,397,235.55	2.19	9,443,797.21	1.49
	October	315,498,052.04	7,171,474.27	2.13	8,110,909.08	1.28
	November	302,283,143.89	6,954,403.28	2.06	7,847,357.03	1.24
	December	288,761,402.54	6,729,698.29	2.00	8,312,008.03	1.31
2014-	January	267,241,650.50	6,309,044.22	1.87	16,662,349.02	2.63
	February	237,797,191.51	5,712,436.78	1.69	25,075,503.71	3.95
	March	202,068,066.48	4,956,944.27	1.47	31,967,821.79	5.04
	April	163,173,791.35	4,075,344.36	1.21	35,835,258.14	5.65
	May	121,771,248.94	3,117,169.40	0.92	39,106,038.52	6.17
	June	78,615,613.55	2,078,558.87	0.62	41,689,447.10	6.57
	July	42,146,933.71	1,162,916.09	0.34	35,700,948.00	5.63
	August	25,212,868.00	703,970.37	0.21	16,442,094.76	2.59
	September	10,123,268.61	287,082.99	0.09	14,929,560.79	2.35
	October	426,623.79	13,538.60	0.00	9,734,188.53	1.54
	November	329,954.60	10,569.71	0.00	88,564.20	0.01
	December	303,306.35	9,906.89	0.00	18,681.75	0.00
2015-	January	295,161.39	9,906.89	0.00	0.00	0.00
	February	267,261.23	9,462.89	0.00	20,152.65	0.00
	March	209,905.80	7,442.45	0.00	51,483.00	0.01
	April	134,710.51	4,815.63	0.00	71,650.00	0.01
	May	83,079.45	3,150.83	0.00	49,282.45	0.01
	June	32,962.27	1,177.72	0.00	49,411.00	0.01
	July	0.00	0.00	0.00	33,154.00	0.01
Total			$ 337,270,184.38	100.00 %	$ 634,139,748.10	100.00 %

Total Scheduled Base Monthly Payments plus Base Residual Value $ 971,409,932.48

Top Base Residual Value as % of Total Scheduled Base Monthly Payments plus Base Residual Value 65.30%

This payment schedule will be updated quarterly and posted on the Ford Credit website: www.fordcredit.com/institutionalinvestments/index.jhtml

Slide 13

Hard credit enhancement consists of overcollateralization, subordination and the reserve account. Assumes zero loss, zero prepays, a conservative assumption compared to the pricing speed of 100% PPC FCALT 2011-B NET ROADSHOW RESIDUAL MATURITY vs. ENHANCEMENT BUILD Residual Maturity Profile vs. Hard Credit Enhancement for Class A Notes (1) Hard Credit Enhancement as % of Current Securitization Value Residual Value as % of Aggregate Residual Value Class A - 3 Paid Down Total Notes: $ 79.7 MM OC: $122.3 MM Because the enhancement for FCALT 2011-B as a percentage of the pool balance increases during the transaction, the amount of residual stress that each class can support increases dramatically over time The inclusion of seasoned leases in the pool is expected to increase the enhancement early in the life of the transaction By the time residual maturities are peaking in months 18-21, enhancement is expected to build to approximately 35% The maturities are well-distributed and a mix of vehicle types mature in each period – maximum 6 month maturities are 33.02% Class A - 4 Paid Down Class A - 1 Paid Down Class A - 2 Paid Down

FCALT 2011-B NET ROADSHOW CREDIT ENHANCEMENT BUILD FCALT 2010-B, FCALT 2010-A and FCALT 2009-A The overcollateralization is non-declining and increases as a percentage of the remaining pool balance over time. This provides additional protection to investors as the notes amortize (1) Equals hard credit enhancement as a percent of remaining securitization value Credit Enhancement (1) 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 110% 2010 - B Enhancement for AAA 2010 - A Enhancement for AAA 2009 - A Enhancement for AAA 2011 - A Enhancement for AAA

FCALT 2011-B NET ROADSHOW RESIDUAL BREAKEVEN ANALYSIS The tables show the percentage of base residual loss, after defaults, that can be sustained before the notes incur a loss at varying turn-in rates and multiples of base case credit losses • 0% prepayments • 40% / 40% / 20% (year 1 / 2 / 3) distribution for losses • 2 month lag on recovery of residuals • 50% charge - off recoveries (with a 3 month lag on recoveries) Assumptions: • Base net credit loss of 1.00% of initial total securitization value • Estimated 3.85% excess spread per annum • Includes 13.90% of overcollateralization, 4.00% of subordinated notes, and 1.00% initial cash reserve growing to a target of 2.50% (1) After stress defaults Class A-1 Notes Class A-3 Notes Cumulative Net Credit Loss Cumulative Net Credit Loss Net Loss % 1.00% 3.00% 5.00% Net Loss % 1.00% 3.00% 5.00% Turn-in Rate (1) 1x 3x 5x Turn-in Rate (1) 1x 3x 5x 70% 100.0% 100.0% 100.0% 70% 63.4% 62.4% 61.0% 80% 100.0% 100.0% 100.0% 80% 55.5% 54.6% 53.3% 90% 100.0% 100.0% 100.0% 90% 49.3% 48.5% 47.3% 100% 100.0% 100.0% 100.0% 100% 44.3% 43.6% 42.6% Class A-2 Notes Class A-4 Notes Cumulative Net Credit Loss Cumulative Net Credit Loss Net Loss % 1.00% 3.00% 5.00% Net Loss % 1.00% 3.00% 5.00% Turn-in Rate (1) 1x 3x 5x Turn-in Rate (1) 1x 3x 5x 70% 100.0% 100.0% 100.0% 70% 49.1% 47.4% 45.2% 80% 95.4% 96.5% 97.4% 80% 42.9% 41.4% 39.5% 90% 84.8% 85.8% 86.5% 90% 38.1% 36.8% 35.0% 100% 76.3% 77.1% 77.8% 100% 34.3% 33.1% 31.5%

FCALT 2011-B NET ROADSHOW FORD CREDIT’S U.S. MANAGED LEASE PORTFOLIO – AVERAGE PORTFOLIO OUTSTANDING The reduction in lease originations from 2009-2011 will result in fewer lease maturities and lower supply of returned vehicles from 2011-2014 Average Number of Leases Average Portfolio Outstanding $0 $5 $10 $15 $20 $25 2006 2007 2008 2009 2010 As of June 30, 2011 - 100,000 200,000 300,000 400,000 500,000 600,000 700,000 800,000 900,000 Average Portfolio Outstanding Average Number of Leases Outstanding

(1) As a percent of total acquisition cost FCALT 2011-B NET ROADSHOW CUMULATIVE LOSS DATA BY YEAR OF ORIGINATION AND BY DEAL FCALT Cumulative Net Credit Losses (1) Through September 30, 2011 S&P 2010-B Loss Assumption Fitch 2010-B Loss Assumption Fitch 2011-A S&P Loss Assumption (1) Total credit loss as a percent of initial total securitization value Moody’s 2011-A Loss Assumption FCALT transactions have consistently outperformed managed pool losses due to eligibility criteria, inclusion of seasoned leases, and recoveries being a larger percentage of securitization value than book value Rating agency base credit loss assumptions continue to be significantly higher than transaction performance Cumulative Net Credit Loss by Year of Origination(1) Through June 30, 2011 0.00% 0.20% 0.40% 0.60% 0.80% 1.00% 1.20% 1.40% 1.60% 1.80% 2.00% 0 2 4 6 8 10 12 14 16 18 20 22 24 26 28 30 32 34 36 38 40 42 44 46 48 50 52 54 56 58 60 2004 2005 2006 2007 2008 2009 2010 0.00% 0.20% 0.40% 0.60% 0.80% 1.00% 1.20% 1.40% 1.60% 1.80% 2.00% 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36 2009 - A 2010 - A 2010 - B 2011 - A

FCALT 2011-B NET ROADSHOW
FORD CREDIT'S U.S. LEASE PORTFOLIO – CREDIT PERFORMANCE

Delinquency, Repossession and Credit Loss Experience

	Three Months Ended March 31,		Year Ended December 31,				
	2011	2010	2010	2009	2008	2007	2006
Average number of leases outstanding (1)	330,319	530,848	438,324	676,511	840,310	775,919	707,765
Average portfolio outstanding (in millions) (2)	$ 7,358	$ 11,078	$ 9,218	$ 14,946	$ 20,307	$ 19,256	$ 17,188
Delinquencies							
Average number of delinquencies (3)							
31-60 days	3,441	7,774	6,013	10,277	10,886	10,095	8,846
61-90 days	411	734	603	1,101	1,189	1,032	788
Over 90 days	74	142	109	240	241	173	106
Average number of delinquencies as a percentage of average number of leases outstanding							
31-60 days	1.04%	1.46%	1.37%	1.52%	1.30%	1.30%	1.25%
61-90 days	0.12%	0.14%	0.14%	0.16%	0.14%	0.13%	0.11%
Over 90 days	0.02%	0.03%	0.02%	0.04%	0.03%	0.02%	0.02%
Repossessions and Credit Losses							
Repossessions as a percentage of average number of leases outstanding (6)	1.13%	2.08%	1.73%	2.12%	1.53%	1.37%	1.32%
Aggregate net losses (in millions) (4)	$ 1	$ 14	$ 38	$ 118	$ 156	$ 76	$ 36
Net losses as a percentage of average portfolio outstanding (6)	0.06%	0.51%	0.42%	0.79%	0.77%	0.39%	0.21%
Net losses as a percentage of gross liquidations (5)	0.09%	0.69%	0.49%	1.38%	1.62%	0.85%	0.48%
Number of leases charged off	1,384	3,885	11,038	20,215	17,933	14,002	11,688
Number of leases charged off as a percentage of average number of leases outstanding (6)	1.68%	2.93%	2.52%	2.99%	2.13%	1.80%	1.65%
Average net loss on leases charged off	$ 858	$ 3,635	$ 3,475	$ 5,852	$ 8,723	$ 5,399	$ 3,072

See Appendix for footnotes

Slide 19

Residual Gain /(Loss) per Returned Vehicle as a % of ALG Residual Value RESIDUAL GAIN/(LOSS) BY POOL FCALT 2009-A FCALT 2010-A Residual performance on recent transactions has resulted in significant gains for all vehicle types Residual performance for the managed portfolio vs. ALG residual values resulted in an approximate 21.92% gain through the first three months of 2011 The recent residual performance is significantly higher than the positive ALG mark-to-market in the FCALT 2011-B pool (0.97% of base residual value) The residual performance information will to be updated quarterly for each outstanding lease transaction and posted on Ford Credit’s website: www.fordcredit.com/institutionalinvestments/index.jhtml FCALT 2011-B NET ROADSHOW

FCALT 2011-B NET ROADSHOW

FORD CREDIT'S U.S. LEASE PORTFOLIO – RESIDUAL PERFORMANCE

This table only includes information regarding leases that were originated after 2002. As a result, the information shown for the earlier years is not comparable to the performance of a mature portfolio and may not be meaningful.

	Three Months Ended Mar 31		Year Ended December 31					
	2011	2010	2010	2009	2008	2007	2006	2005
Number of Leases Terminated [1]	55,755	80,298	319,532	289,968	279,065	269,822	191,548	62,443
Number of Vehicles Returned and Sold [2]	33,744	56,608	210,724	219,499	229,595	208,957	132,191	25,990
Return Rate [3]	60.52 %	70.50 %	65.95 %	75.70 %	82.27 %	77.44 %	69.01 %	41.62 %
Vehicles Returned and Sold								
Average Adjusted MSRP [4]	$30,796	$33,601	$33,516	$35,628	$37,675	$36,335	$35,029	$33,977
Average ALG Residual Value [5]	13,921	16,691	16,224	17,465	18,537	17,202	16,060	15,479
Average Residual Loss/(Gain) [6]	(3,051)	(1,593)	(1,876)	115	3,489	1,119	812	(260)
Residual Loss/(Gain) as a % of Adjusted MSRP [7]								
Car	(6.18) %	(0.28) %	(1.41) %	2.77 %	6.60 %	2.97 %	2.19 %	(0.64) %
CUV	(12.63)	(7.10)	(7.85)	(2.31)	9.52	7.98	5.84	(3.02)
SUV	(11.01)	(5.63)	(6.37)	0.67	11.31	3.06	1.78	(0.80)
Truck	(14.70)	(9.66)	(11.40)	(4.88)	8.81	2.38	3.18	(0.83)
Other [8]	(6.80)	(9.23)	(3.16)	5.46	6.43	(1.16)	(7.44)	(6.40)
Average	(9.91) %	(4.74) %	(5.60) %	0.32 %	9.26 %	3.08 %	2.32 %	(0.77) %
Residual Loss/(Gain) as a % of ALG Residual Value [9]	(21.92) %	(9.54) %	(11.56) %	0.66 %	18.82 %	6.51 %	5.06 %	(1.68) %
Terminated Leases								
Average Contract Residual Value as a % of Adjusted MSRP [10]	49.51 %	53.65 %	52.18 %	54.00 %	53.86 %	51.70 %	50.01 %	48.94 %
Average ALG Residual Value as a % of Adjusted MSRP [11]	44.83 %	48.75 %	47.47 %	48.48 %	48.77 %	46.79 %	45.35 %	44.52 %
Contract Residual Value Higher/(Lower) than ALG Residual Value [12]	4.68ppts	4.90ppts	4.71ppts	5.52ppts	5.09ppts	4.90ppts	4.66ppts	4.42ppts

Rating agencies include residual stresses of at least 30%, which is significantly greater than the worst year of residual performance in 2008 when the portfolio was much more heavily weighted with trucks and SUVs

See Appendix for footnotes

Slide 21

FORD MOTOR COMPANY OUR PLAN – Continue implementation of our global Plan Aggressively restructure to operate profitably at the current demand and changing model mix Accelerate development of new products our customers want and value Finance our Plan and improve our balance sheet Work together effectively as one team -- leveraging our global assets + + = “Turbo Machine” Asia Pacific & Africa Americas Europe Small Medium Large FCALT 2011-B NET ROADSHOW Profits & Cash PROFITABLE GROWTH FOR ALL Profits & Cash PROFITABLE GROWTH FOR ALL

FCALT 2011-B NET ROADSHOW FIRST HALF OVERVIEW Our One Ford Plan is working. Consumers’ perceptions about Ford continue to strengthen, thanks to our ongoing introduction of new products that are leading in quality, fuel efficiency, safety, smart design and value Ford had a great 2010 with $8.3 billion in pre-tax profit and $4.4 billion of automotive operating cash flow, and we expect 2011 to be even better. In the First Half, Ford reported $5.7 billion in pre-tax profit, $4.5 billion of automotive operating cash flow Ford also repaid the remaining $1.8 billion term loan in September Ford Credit results continue to be strong with $1.3 billion in pre-tax profit in the First Half and $17 billion of available liquidity as of June 30, 2011 Based on our continued performance and balance sheet improvements, Ford and Ford Credit have been upgraded by all four rating agencies in the last year with commentary suggesting more upgrades possible

FCALT 2011-B NET ROADSHOW

2011 PLANNING ASSUMPTIONS AND KEY METRICS

FordCredit

	First Half	Full Year Plan	Full Year Outlook
Planning Assumptions			
Industry Volume (SAAR)* -- U.S. (Mils.)	12.8	13.0 - 13.5	On Track
-- Europe (Mils.)**	15.4	14.5 - 15.5	14.8 - 15.3
Operational Metrics			
Compared with Prior Year:			
- Quality	Mixed	Improve	Mixed
- U.S. Market Share	16.7%	Equal / Improve	On Track
- U.S. Retail Share of Retail Market***	13.9%	Equal / Improve	On Track
- Europe Market Share**	8.4%	Equal / Improve	On Track
Financial Metrics			
Compared with Prior Year:			
- Total Company Pre-Tax Operating Profit****	$5.7 Bils.	Improve	On Track
- Automotive Structural Costs*****	$1.0 Bils. Higher	Higher	About $2 Bils. Higher
- Commodities Cost	$0.8 Bils. Higher	Higher	About $2 Bils. Higher
- Automotive Operating Margin****	7.3%	Equal / Improve	On Track
- Automotive Operating-Related Cash Flow	$4.5 Bils.	Improve	On Track
Absolute Amount:			
- Capital Spending	$2.0 Bils.	$5.0 - $5.5 Bils.	On Track

* Includes medium and heavy trucks
** European 19 markets we track
*** Current quarter estimated; prior quarters based on latest Polk data
**** Excludes special items; Automotive operating margin is defined as Automotive pre-tax results, excluding special items and Other Automotive, divided by Automotive revenue
***** Structural cost changes are measured primarily at present-year exchange, and exclude special items and discontinued operations

For full year 2011 results, Ford plans to deliver continued improvement in pre-tax operating profit and automotive operating-related cash flow

Slide 24

$(3.6) $(7.3) $8.3 $5.7 17.1 11.8 12.8 Pre-Tax Profit (Bils.) U.S. Industry Volumes (Mils.)** 2006 2008 2010 2011 1st Half * Excluding special items ** SAAR 13.5 Substantially Improved Breakeven* First Half $5.0 Billion $(5.6) $(19.6) $4.4 $4.5 17.1 11.8 12.8 Automotive Operating-Related Cash Flow (Bils.) U.S. Industry Volumes (Mils.)** 2006 2008 2010 2011 1st Half 13.5 Substantially Improved Operating-Related Cash Flow First Half $2.5 Billion FCALT 2011-B NET ROADSHOW AGGRESSIVELY RESTRUCTURING THE BUSINESS Ford has substantially improved breakeven profitability levels and operating-related cash flow

Paydown Automotive Debt (Bils.) $33.6 Year End 2009 June 30, 2011 Year End 2010 $19.1 $14.0 $19.6 Improve Automotive Cash Net of Debt (Bils.) Year End 2009 June 30, 2011 Year End 2010 $1.4 $8.0 Cash* $ 24.9 $ 20.5 $ 22.0 Debt (33.6) (19.1) (14.0) Liquidity 25.6 27.9 32.2 * GAAP reconciliations available in Ford's 8-K reports for relevant periods $(8.7) Improve Credit Ratings Begin paying dividends Longer term evaluate other shareholder actions By mid-decade, Automotive Debt at about $10 billion Future Actions FCALT 2011-B NET ROADSHOW FINANCE OUR PLAN AND IMPROVE OUR BALANCE SHEET Our goal is to return to investment grade and to maintain investment grade over cycle Fitch Moody's S&P Dec. 2008 June 2009 Dec. 2009 Aug. 2010 Jan. 2010 Current BB+ Ba2 BB+ Ford Motor Company Long Term Debt Ratings Oct. 2011 BBB - BB+ BB BB - B+ B B - CCC+ CCC CCC -

2011 Lincoln MKX 2012 Ford C-MAX 2011 Ford Fiesta 2012 Ford Focus 2011 Explorer Ford Vertrek (Concept) FCALT 2011-B NET ROADSHOW PRODUCT HIGHLIGHTS

APPENDIX

 Average of the number of leases outstanding at the beginning and end of each month in the period Average of the aggregate lease balance of leases outstanding at the beginning and end of each month in the period (3) The period of delinquency is the number of days that more than $49.99 of a scheduled monthly payment is past due, excluding bankrupt accounts (4) Net losses are equal to the aggregate lease balance (including lease and other charges) of all leases that are determined by the servicer to be uncollectible in the period less any amounts received in the period on leases charged off in the period or any prior periods. Net losses exclude all external costs associated with repossession and disposition of the vehicle prior to charge off and include all external costs associated with continued collection efforts or repossession and disposition of the vehicle after charge off. An estimated loss is recorded at the time a vehicle is repossessed and this estimated loss is adjusted to reflect the actual loss after the vehicle is sold. Realized losses for a securitized pool of leases are equal to the securitization value of all leases that are determined to be uncollectible in the period less any amounts received on leases charged off in the period or any prior periods. In addition, realized losses for a securitized pool of leases include all external costs associated with the repossession and disposition of the vehicles in that pool because the servicer is entitled to be reimbursed for these costs. Therefore, realized losses for a securitized pool of leases may be higher or lower than net losses for those leases (5) Gross liquidations are cash payments and charge offs that reduce the outstanding balance of a lease (6) For the non-annual periods, the percentages are annualized FCALT 2011-B NET ROADSHOW FOOTNOTES TO CREDIT PERFORMANCE TABLE ON SLIDE 19 APPENDIX 1 of 2

 (1) Number of leases terminated equals the number of leases originated after 2002 that terminated during the period. (2) Number of vehicles returned and sold equals the number of leased vehicles originated after 2002 that were returned during the period and sold by April 30, 2011. (3) Return rate equals the percentage equivalent to (a) the number of leased vehicles originated after 2002 that were returned during the period and sold by April 30, 2011, divided by (b) the number of leases originated after 2002 that terminated during the period. (4) Vehicles returned and sold – average adjusted MSRP equals the average adjusted MSRP for leased vehicles originated after 2002 that were returned during the period and sold by April 30, 2011. (5) Vehicles returned and sold – average ALG residual value equals the average ALG residual value for leased vehicles originated after 2002 that were returned during the period and sold by April 30, 2011. (6) Vehicles returned and sold – average residual loss (gain) equals the average residual loss (gain) for leased vehicles originated after 2002 that were returned during the period and sold by April 30, 2011. (7) Vehicles returned and sold – residual loss (gain) as a percentage of adjusted MSRP for each vehicle type equals the percentage equivalent to (a) the average residual loss (gain) for leased vehicles of that vehicle type originated after 2002 that were returned during the period and sold by April 30, 2011, divided by (b) the average adjusted MSRP for those vehicles. (8) Other includes vehicles not manufactured by Ford or for which Ford Credit does not have a valid vehicle identification number. (9) Vehicles returned and sold – residual loss (gain) as a percentage of ALG residual value equals the percentage equivalent to (a) the average residual loss (gain) for leased vehicles originated after 2002 that were returned during the period and sold by April 30, 2011, divided by (b) the average ALG residual value for those vehicles. (10) Terminated leases – average contract residual value as a percentage of adjusted MSRP equals the percentage equivalent to (a) the average contract residual value for leased vehicles originated after 2002 that terminated during the period, divided by (b) the average adjusted MSRP of those vehicles. (11) Terminated leases – average ALG residual value as a percentage of adjusted MSRP equals the percentage equivalent to (a) the average ALG residual value for leased vehicles originated after 2002 that terminated during the period, divided by (b) the average adjusted MSRP of those vehicles. (12) Terminated leases – contract residual value higher (lower) than ALG residual value equals (a) the average contract residual value as a percentage of adjusted MSRP minus (b) the average ALG residual value as a percentage of adjusted MSRP, in each case for leased vehicles originated after 2002 that terminated during the period. FCALT 2011-B NET ROADSHOW FOOTNOTES TO RESIDUAL TABLE ON SLIDE 21 APPENDIX 2 of 2